08009464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECD S.E.C.
MAY 3 0 2006

SEC FILE NUMBER
8- 45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walsh Partners Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Roma Lane
(No. and Street)

Reading	Massachusetts	01867
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Walsh, President 617-921-4999
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name - if *individual, state last, first, middle name)*

150 Presidential Way	Woburn	Massachusetts	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 2 0 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Walsh Partners Capital Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORRAINE J. BARRY
Notary Public
My Commission Expires
November 28, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).

DiCicco, Gulman & Company LLP
Certified Public Accountants and Business Advisors
150 Presidential way, Suite 510 Woburn, Massachusetts 01801
Telephone (781) 937-5300 • Facsimile (781) 937-5100 • www.dgccpa.com

Independent Auditors' Report

Board of Directors
Walsh Partners Capital Corporation

We have audited the accompanying statement of financial condition of Walsh Partners Capital Corporation as of December 31, 2005, and the related statements of income, cash flows and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walsh Partners Capital Corporation as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiCicco, Gulman + Company LLP

February 21, 2006

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31,		2005
ASSETS		
Cash and cash equivalents	$	78,553
Fees receivable		108,000
Prepaid expenses		4,870
Equipment, net		3,407
Investment		-
Total assets	$	194,830
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	104,281
Total liabilities		104,281
Shareholder's equity:		
Common stock:		
Class A, $.01 par; 1,000 shares authorized; 980 shares issued and outstanding		14,700
Class B, non-voting; $.01 par; 1,000 shares authorized; no shares issued and outstanding		-
		14,700
Additional paid-in capital		3,300
Retained earnings		72,549
Total shareholder's equity		90,549
Total liabilities and shareholder's equity	$	194,830

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF INCOME

For the year ended December 31,	2005
Revenues	$ 390,869
Expenses:	
Salaries	45,000
Taxes, payroll	3,821
Administrative services	1,355
Consulting services	282,014
Depreciation	2,488
Dues	3,526
Insurance and bonding	6,869
Office	34,673
Professional fees	9,222
Total expenses	388,968
Income from operations	1,901
Interest income	395
Net income	$ 2,296

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended December 31,		**2005**
Cash flows from operating activities:		
Net income	**$**	**2,296**
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		**2,488**
Changes in operating assets and liabilities		
Fees receivable		**(19,378)**
Prepaid expenses		**(862)**
Accounts payable and accrued expenses		**22,733**
Total adjustments		**4,981**
Net cash provided by operating activities		**7,277**
Cash flows from investing activities:		
Purchases of equipment		**(1,721)**
Net cash used in investing activities		**(1,721)**
Cash flows from financing activities:		
Dividends to shareholder		**(640)**
Net cash used in financing activities		**(640)**
Net increase in cash		**4,916**
Cash and cash equivalents, beginning of year		**73,637**
Cash and cash equivalents, end of year	**$**	**78,553**

The accompanying notes are an integral part of the financial statements.

WALSH PARTNERS CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the year ended December 31, 2005

	Common stock, Class A	Common stock, Class B	Additional paid-in capital	Retained earnings	Total
Balance January 1, 2005	$ 14,700	$ -	$ 3,300	$ 70,893	$ 88,893
Dividends to shareholder	-	-	-	(640)	(640)
Net income	-	-	-	2,296	2,296
Balance December 31, 2005	$ 14,700	$ -	$ 3,300	$ 72,549	$ 90,549

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Walsh Partners Capital Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and National Futures Association. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The Company acts as a marketing representative for several venture capital limited partnerships and markets the limited partnership interests to institutional investors. The Company's agreements vary but generally provide for the Company to receive its commission when the funds are received by the limited partnership. It is the Company's policy to recognize the commission income when funds have been transferred to the limited partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as money market funds and highly liquid investments with original maturities of ninety days or less that are not held for sale in the ordinary course of business. At times, the balances in these accounts may exceed federally insured limits. Cash equivalents may include investments which are not insured or otherwise guaranteed by the U.S. Government. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Fees receivable

Fees receivable represent commissions earned not yet received. On a periodic basis, the Company evaluates its receivables for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2005, no such allowance was deemed necessary. The Company does not accrue interest on accounts receivable.

Equipment

Equipment is recorded at cost and depreciated over the estimated useful lives of the assets using the straight-line method. When assets are retired or disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Accumulated depreciation at December 31, 2005 was $1,047.

Income Taxes

The Company has elected to be treated as an "S" Corporation for income tax purposes and the shareholder has consented to include the Company's income or loss on his individual income tax return. Accordingly, no income taxes are provided for in the accompanying financial statements.

Note 2 - Investment

The Company has a non-controlling investment interest in the general partner of a limited partnership whose purpose is to achieve a superior long-term return for its partners. The Company previously recognized an other than temporary impairment in the value of this investment and wrote the carrying amount down to zero.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 percent. At December 31, 2005 the Company had net capital of $71,059, which exceeded its net capital required of $30,000 by $41,059.

Note 4 - Treasury Stock

In 2004, the Commonwealth of Massachusetts enacted the Massachusetts Business Corporation Act (the "MBCA") under which the concept of treasury shares has been eliminated for Massachusetts corporations. As a result of the MBCA, twenty shares of the Company's Class B common stock previously held as treasury stock have been reclassified as unissued shares.

Note 5 - Profit Sharing Plan

The Company has adopted the profit sharing plan of an affiliate as a participating employer for the benefit of eligible employees. The plan provides that the Company shall make contributions as the Board of Directors shall determine on or before December 31st of each year. The contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. No contributions were made or were payable for the year ended December 31, 2005.

Note 6 - Concentration of Risk

For the year ended December 31, 2005, all of the Company's revenues were provided from a single customer.

SUPPLEMENTARY INFORMATION

SCHEDULE I

WALSH PARTNERS CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

Net capital	
Total shareholder's equity qualified for net capital	$ 90,549
Deductions and/or charges:	
Non allowable assets:	
Fees receivable	10,800
Prepaid expenses	4,870
Equipment, net	3,407
Net capital before haircuts on securities position	71,472
Haircuts on securities:	
Money market funds	413
Net capital	$ 71,059
Aggregate indebtedness	$ 104,281
Computation of basic net capital requirement	
Minimum net capital required	$ 30,000
Percentage of aggregate indebtedness to net capital	147%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 71,059
Net audit adjustments	-
Net capital per above	$ 71,059

SCHEDULE II

WALSH PARTNERS CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company claims exemption to the Reserve Requirement Rule under the provision of Rule 15c3-3(k).

DICICCO, GULMAN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
150 PRESIDENTIAL WAY, SUITE 510 WOBURN, MASSACHUSETTS 01801
TELEPHONE (781) 937-5300 • FACSIMILE (781) 937-5100 • WWW.DGCCPA.COM

EXHIBIT A

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Walsh Partners Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Walsh Partners Capital Corporation for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BOSTON • WOBURN • DENVER

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Cicco, Gulman + Company LLP

February 21, 2006

WALSH PARTNERS CAPITAL CORPORATION

SEC FILE NO.: 8-45684

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL FILED IN ACCORDANCE
WITH RULE 17a-5(e)(3)AS A PUBLIC DOCUMENT

WALSH PARTNERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

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